WOLLMUTH MAHER & DEUTSCH LLP
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October 16, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 5th Street NW
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two copies of an announcement released to the London Stock Exchange on October 7, 2003 and a corresponding transmittal letter.

Please acknowledge your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: [signature]
Steven Anthony Behar
Authorized Representative

Enclosures

dlw 10/22

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

7 October 2003

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

MARKS & SPENCER

press release

Issued: Tuesday 7 October 2003

MARKS & SPENCER QUARTER 2 TRADING STATEMENT

UK Trading

UK sales (inc. VAT) for the 11-week period to 27th September and the 26-week half-year period to the same date were:

	11 weeks to 27th September % on last year		26 weeks to 27th September % on last year	
	Actual	**Like-for-like**	**Actual**	**Like-for-like**
Clothing and Footwear	+0.9%		+2.5%	
Home (inc. Gifts)	-1.7%		+0.1%	
General	+0.6%	Level	+2.3%	+1.7%
Food	+5.4%	+1.6%	+6.9%	+3.4%
Total	+2.6%	+0.6%	+4.2%*	+2.4%

* Excluding VAT, total sales were approximately +4.3%.

Total clothing sales for the quarter were up 0.9%, with sales of clothing at full price increasing by approximately 3% as we put some 10% less stock than last year into the Summer sale.

Within Home, progress has been made this quarter in most categories but as expected furniture sales declined, as we re-position our business in a market driven increasingly by promotional activity.

The quarterly Food performance benefited from the strong contribution from new space.

More...

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)

Commenting on the Trading Statement, Roger Holmes, Chief Executive said:

"Clothing performance this quarter has been reasonable. We have delivered a 3% increase in full price sales and put less stock into the Summer sale. The continuation of the hot summer weather did not help our clothing performance in September, but overall we have held market share for the half-year.

"As expected, Home sales have been impacted by the changes we are making to build stronger foundations for future growth, plans for which include the opening of the stand-alone Lifestore in early Spring. Food performance remains strong, with the Simply Food format being well received by our customers. In Marks & Spencer Money, the new "&more" loyalty card was launched yesterday."

Ends

For further information, please contact:

Media enquiries:
Marks & Spencer Corporate Press Office: 020 7268 1919

Photography:
Photography available from:
www.newscast.co.uk
or
www.marksandspencer.com/mediacentre

Analyst enquiries:
Tony Quinlan 020 7268 4195
Sarah McGlyne 020 7268 1563

Marks and Spencer Group p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)